United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

META SHOULD RECONSIDER ITS EXECUTIVES’ ALIGNMENT WITH ITS SHAREHOLDERS’ INTERESTS: REBUTTAL TO THE BOARD

Its choice to favor its own priorities over the costs it externalizes imperils its shareholders’ diversified portfolios.

WE URGE SHAREHOLDERS TO VOTE “FOR” PROPOSAL 12 OF THE META PROXY

The Shareholder Commons urges you to vote “FOR” Proposal 12 on the proxy, the shareholder proposal requesting that the Board of Meta Platforms Inc. (“Meta” or the “Company”) commission and publish a report on the feasibility of calibrating pay to externalized costs. The Proposal also requests that the report identify negative externalities attributable to Meta activities that the rest of the economy absorbs.

The Shareholder Commons is a non-profit advocate for diversified shareholders that works with investors to stop portfolio companies from prioritizing company finances when doing so threatens the value of investors’ diversified portfolios.

A.	The Proposal

With more than 3.7 billion regular users of its communications platforms, Meta is possibly the most vital communications link among people on the planet. With its unparalleled reach, it can be a truly positive force for good, connecting people and providing critical information. At the same time, the sheer magnitude of its connectivity puts Meta at risk of being a dangerous force that enables bullying, criminal enterprise, genocide, and harmfully false content, thereby externalizing costs onto the broader economy, other companies, and ultimately its diversified shareholders.

Meta is a for-profit company that understandably focuses on cash flows and profits, and recent news reports suggest that its management believes the “rules of the game” require that it favor Meta business interests when they clash with broader economic interests.

The Proposal asks for a report on the feasibility of calibrating Meta’s remuneration to account for the costs it externalizes:

Resolved: Shareholders request that the Board Compensation, Nominating and Governance Committee prepare a report assessing the feasibility of integrating specific weights or dollar amounts to base and bonus pay calibrated consistent with the costs externalized by Company operations, including costs imposed on the global economy and the environment.

SUPPORTING THE PROPOSAL SIGNALS THAT YOU WANT TO UNDERSTAND HOW META MIGHT BETTER ALIGN ITS LEADERS’ INCENTIVES WITH ITS DIVERSIFIED INVESTORS’ INTERESTS.

B.	Inaccuracies in Meta’s Opposition Statement

In this memo, we address the following inaccuracies in Meta’s Opposition Statement:

Inaccuracy #1: Meta says its “executive compensation program is designed to support our company priorities and promote long-term shareholder interests.”

This is false. While Meta’s compensation program certainly supports Company priorities, it is not aligned with diversified shareholders’ interests. Quite the reverse: Meta’s compensation program exacerbates the conflict of interest that already exists between corporate leadership and diversified shareholders.

Inaccuracy #2: Meta says the report the Proposal requests “is too broad in scope to be feasible or effective and would come at a significant cost to shareholders with no discernible benefit.”

This is false. The Proposal seeks a report on the feasibility of calibrating pay to the external impacts of Meta’s decisions, and yet Meta has simply decided without any assessment that such calibration would be infeasible. Meta is thus refusing even to consider how it might better account for diversified shareholders’ interests. As we show in detail in the rest of this document, it is also willfully ignoring ample evidence that portfolio values for its diversified shareholder base depend far more on broad economic health than it does on returns from any one company, and thus failing to address the clearly discernable benefit the requested report would deliver to shareholders. Indeed, by refusing to report publicly on this question, Meta is simply saying “trust us,” without providing any reason why you should, while press reports indicate that the Company is actually ignoring its shareholders’ interests on this very question.

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C.	The Proposal will help Meta and its shareholders navigate the difficult balance between optimizing Meta’s financial performance and limiting practices that threaten the economy

Meta’s Family of Apps (Facebook, Instagram, Messenger, and WhatsApp) are used by 3.74 billion people monthly.1 This connection to nearly half the world’s population provides extremely remunerative business opportunities, but also creates an enormous responsibility. Meta can connect its users and provide information in ways that truly improve lives. At the same time, however, the power of its reach creates potential for serious harm, including genocide, criminality, sabotaging and stifling public discourse, and undermining civil society.

Recognizing its responsibility, Meta has tried to address abuses on its platforms while maintaining its role as a public square for diverse viewpoints. However, as with any for-profit business enterprise, Meta’s ambition to improve its impact may face perceived constraints to the extent such improvements threaten profitability. For example, managers seeking to maximize financial returns might resist reducing the flow of engaging but harmful false information to avoid reducing traffic on its platforms. Alternatively, managers might refuse to carry unpopular viewpoints that are important to include in the public discourse if advertisers threaten to pull business because of Meta’s association with such viewpoints.

If Meta leaders are only incentivized to optimize the financial value of the Company, they may feel constrained to create negative impact when doing so is profitable, even when doing so is harmful to its own diversified shareholders. Meta appears to have made this trade-off in multiple instances, continuing to employ policies and algorithms that boost financial returns but threaten the broader economy, as the following examples demonstrate:

1.	Meta shut down its team that prioritized people over profits

In October of 2021, Time ran an investigative piece entitled, “How Facebook Forced a Reckoning by Shutting down the Team that Put People ahead of Profits.”2 The story detailed the work of Meta’s civic engagement team and its attempts to limit harmful social impact from algorithms used to drive more traffic (and thus more revenue). Among its conclusions:

But for many of the Facebook employees who had worked on the team, including a veteran product manager from Iowa named Frances Haugen, the message was clear: Facebook no longer wanted to concentrate power in a team whose priority was to put people ahead of profits…

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1 Company’s 2023 Annual Report on Form 10-K, available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680123000013/meta-20221231.htm.

2 Billy Perrigo, “How Facebook Forced a Reckoning by Shutting down the Team that Put People ahead of Profits,”
Time (October 7, 2021), available at https://time.com/6104899/facebook-reckoning-frances-haugen/.

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Facebook’s focus on increasing user engagement, which ultimately drives ad revenue and staves off competition, [Haugen] argued, may keep users coming back to the site day after day—but also systematically boosts content that is polarizing, misinformative and angry, and which can send users down dark rabbit holes of political extremism or, in the case of teen girls, body dysmorphia and eating disorders.

One former member of the team told Time that before it was dissolved, “The team prioritized societal good over Facebook good. It was a team that really cared about the ways to address societal problems first and foremost. It was not a team that was dedicated to contributing to Facebook’s bottom line.”

The Time story was based in part on testimony from Haugen, who reviewed numerous internal documents and testified before the United States Congress, explaining,

The company’s leadership knows ways to make Facebook and Instagram safer and won’t make the necessary changes because they put their immense profits before people… This is not simply a matter of some social media users being angry or unstable. Facebook became a $1 trillion company by paying for its profits with our safety, including the safety of our children.3

2.	Meta policies create fertile fields for various forms of misinformation and harmful content

Meta uses algorithms that dictate the content its users see. These algorithms are designed to create user traffic and engagement, which allow Meta to increase its advertising revenues. As Meta explains, substantially all its revenue comes from advertising, and that revenue is at risk from “decreases in user engagement” and “inability to continue to increase user access to and engagement with our products.”4

This engagement with Meta platforms affects users’ perceptions, and these perceptions affect social institutions and the ability of the global community to address potentially catastrophic threats.

a.	Climate change

Climate change and humans’ contribution to it presents a clear example of the sort of subject matter about which damaging misinformation and disinformation are shared widely across Meta’s influential platforms, deeply skewing users’ understanding of an existential threat. As one expert bluntly stated:

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3 United States Senate Committee on Commerce, Science and Transportation, Sub-Committee on Consumer
Protection, Product Safety, and Data Security, “Statement of Frances Haugen,” (October 4, 2021), available at
https://www.commerce.senate.gov/services/files/FC8A558E-824E-4914-BEDB-3A7B1190BD49.

4 Company’s 2021 Annual Report filed on Form 10-K, available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680121000014/fb-20201231.htm.

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Facebook is becoming the last bastion of climate denial.5

One recent report quantified the problem:

[We find] an average range of between 818,000 and 1.36 million views of climate misinformation every day. Just 3.6% of this content has been fact checked. This report also finds that Facebook continues to directly receive thousands of dollars while placing climate misinformation on its advertising platform. This issue in particular has an easy fix, was raised over a year ago, and yet nothing has been done. …

[W]hile Facebook is not the only social platform without an unambiguous policy on climate misinformation, it is the largest, and as such represents one of the biggest, if not the biggest, threat to climate action in the months and years ahead.6

b.	Genocide & political violence

A September 2022 report by Amnesty International found that Meta’s dangerous algorithms and reckless pursuit of profit substantially contributed to the atrocities perpetrated by the Myanmar military against the Rohingya people in 2017.7 The Amnesty report details how Meta knew or should have known that Facebook’s algorithmic systems were supercharging the spread of harmful anti-Rohingya content in Myanmar, but the company still failed to act.

The Rohingya are a predominantly Muslim ethnic minority based in Myanmar’s northern Rakhine State. In August 2017, more than 700,000 Rohingya fled Rakhine when the Myanmar security forces launched a targeted campaign of widespread and systematic murder, rape, and burning of homes. The violence followed decades of state-sponsored discrimination, persecution, and oppression against the Rohingya that amounts to apartheid.8

The Amnesty report details how Meta repeatedly failed to conduct appropriate human rights due diligence on its operations in Myanmar, citing Meta’s own 2016 research acknowledging that “our recommendation systems grow the problem” of extremism.

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5 Friends of the Earth press release, “New Facebook study: 99 percent of climate disinformation goes unchecked,”
(September 16, 2021), available at https://www.commondreams.org/newswire/2021/09/16/new-facebook-study-99-
percent-climate-disinformation-goes-unchecked.

6 Stop Funding Heat, “In Denial - Facebook’s Growing Friendship with Climate Misinformation,” (November
2021), available at https://stopfundingheat.info/wp-content/uploads/2021/11/in-denial-v2.pdf.

7 Amnesty International Ltd., “Myanmar: The Social Atrocity: Meta and the Right to Remedy for the Rohingya,”
September 29, 2022, https://www.amnesty.org/en/documents/asa16/5933/2022/en/.

8 Ibid.

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c.	COVID-19 vaccines

Information about the current pandemic presents more global risks. Indeed, Company personnel believe that COVID-19 content on Meta’s platforms is harmful, as the following quotes from internal documents concerning COVID-19 vaccination show:

•	We know that COVID vaccine hesitancy has the potential to cause severe societal harm…

•	Vaccine hesitancy in comments is rampant.

•	Our ability to detect vaccine-hesitant comments is bad in English, and basically non-existent elsewhere.[9]

These documents were disclosed in a Wall Street Journal series on Meta that called attention to its internal divisions over the need to address the harm implicit in its business model. In the article that addressed vaccine misinformation, the reporters concluded that Meta’s business model itself was harmful:

The vaccine documents are part of a collection of internal communications reviewed by the Journal that offer an unparalleled picture of how Facebook is acutely aware that the products and systems central to its business success routinely fail and cause harm.10

Despite Meta’s promises to address these shortcomings, activist NGO Avaaz published a report in February 2023 that found Meta’s efforts wanting. Avaaz analyzed a sample pool of 108 fact-checked pieces of content related to a 2022 American anti-vaccine film and found efforts by social media platforms to remove disinformation fell short. Facebook flagged just 35% of the posts with false or misleading information labels.11

Avaaz also said the companies did not do enough to tackle disinformation in languages other than English. In eight out of the 11 languages for which Avaaz was able to identify disinformation content, no posts received any moderation across any of the platforms.

According to an April 2023 report by Meta’s external oversight board, Facebook quietly phased out certain content labels on its platforms that for much of the pandemic had directed viewers to its central COVID-19 information page, after internal research concluded the labels may be ineffective at changing attitudes or stopping the spread of misinformation.12

_____________________________

9 Sam Schechner, Jeff Horwitz, and Emily Glazer, “How Facebook Hobbled Mark Zuckerberg’s Bid to Get America
Vaccinated,” The Wall Street Journal (September 17, 2021), available at https://www.wsj.com/articles/facebook-
mark-zuckerberg-vaccinated-11631880296?mod=series_facebookfiles.

10 Id.

11 Avaaz, “Big Tech, Little Action.,” February 7, 2023, https://secure.avaaz.org/campaign/en/big_tech_little_action/.

12 Available at https://www.oversightboard.com/news/739141534555182-oversight-board-publishes-policy-
advisory-opinion-on-the-removal-of-covid-19-misinformation/.

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d.	Body image

Internal documents also show an awareness within Meta that its Instagram platform created severe psychological risks for teens:

For the past three years, Facebook has been conducting studies into how its photo-sharing app affects its millions of young users. Repeatedly, the company’s researchers found that Instagram is harmful for a sizable percentage of them, most notably teenage girls.

“We make body image issues worse for one in three teen girls,” said one slide from 2019, summarizing research about teen girls who experience the issues.

“Teens blame Instagram for increases in the rate of anxiety and depression,” said another slide. “This reaction was unprompted and consistent across all groups.” …

Expanding its base of young users is vital to the company’s more than $100 billion in annual revenue, and it doesn’t want to jeopardize their engagement with the platform.13

3.	Meta moves slowly to address criminal behavior

Another story in the Wall Street Journal series described Facebook’s weak response to its own employees’ reports of human trafficking and drug cartel activity on the platform:

Employees flagged that human traffickers in the Middle East used the site to lure women into abusive employment situations in which they were treated like slaves or forced to perform sex work. They warned that armed groups in Ethiopia used the site to incite violence against ethnic minorities. They sent alerts to their bosses on organ selling, pornography and government action against political dissent, according to the documents. …

When problems have surfaced publicly, Facebook has said it addressed them by taking down offending posts. But it hasn’t fixed the systems that allowed offenders to repeat the bad behavior. Instead, priority is given to retaining users, helping business partners and at times placating authoritarian governments, whose support Facebook sometimes needs to operate within their borders, the documents show.

Facebook treats harm in developing countries as “simply the cost of doing business” in those places, said Brian Boland, a former Facebook vice president who oversaw partnerships with internet providers in Africa and Asia before resigning at the end of last year.14

_____________________________

13 Georgia Wells, Jeff Horwitz, and Deepa Seetharaman, “Facebook Knows Instagram Is Toxic for Teen Girls,
Company Documents Show,” The Wall Street Journal (September 14, 2021), available at
https://www.wsj.com/articles/facebook-knows-instagram-is-toxic-for-teen-girls-company-documents-show-
11631620739?mod=article_inline.

14 Justin Scheck, Newley Purnell, and Jeff Horwitz, “Facebook Employees Flag Drug Cartels and Human
Traffickers. The Company’s Response Is Weak, Documents Show,” The Wall Street Journal (September 16, 2021),
available at https://www.wsj.com/articles/facebook-drug-cartels-human-traffickers-response-is-weak-documents-11631812953.

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While these human rights violations are themselves horrendous, they also sap the global economy of productivity over time, as human potential is wasted and the networks of trust that undergird a healthy economy are compromised. As an example, the article detailed how Meta allowed its platforms to be used as tools of a drug cartel in Mexico, threatening the rule of law that buttresses a healthy economy:

The ex-cop and his team untangled the Jalisco New Generation Cartel’s online network by examining posts on Facebook and Instagram, as well as private messages on those platforms, according to the documents…

The team identified key individuals, tracked payments they made to hit men and discovered how they were recruiting poor teenagers to attend hit-man training camps…

… The former cop recommended the company improve its follow-through to ensure bans on designated groups are enforced and seek to better understand cartel activity.

Facebook didn’t fully remove the cartel from its sites.

The investigation team asked another Facebook unit tasked with coordinating different divisions to look at ways to make sure a ban on the cartel could be enforced. That wasn’t done effectively either, according to the documents, because the team assigned the job didn’t follow up.

On Jan. 13, nine days after the report was circulated internally, the first post appeared on a new CJNG Instagram account: A video of a person with a gold pistol shooting a young man in the head while blood spurts from his neck. The next post is a photo of a beaten man tied to a chair; the one after that is a trash bag full of severed hands.

The article reports that Meta has been similarly lax about enabling ethnic cleansing:

In Ethiopia, armed groups have used Facebook to incite violence. The company’s internal communications show it doesn’t have enough employees who speak some of the relevant languages to help monitor the situation. For some languages, Facebook also failed to build automated systems, called classifiers, that could weed out the worst abuses. Artificial-intelligence systems that form the backbone of Facebook’s enforcement don’t cover most of the languages used on the site. …

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In a December planning document, a Facebook team wrote that the risk of bad consequences in Ethiopia was dire, and that “most of our great integrity work over the last 2 years doesn’t work in much of the world.” It said in some high-risk places like Ethiopia, “Our classifiers don’t work, and we’re largely blind to problems on our site.”

Groups associated with the Ethiopian government and state media posted inciting comments on Facebook against the Tigrayan minority, calling them “hyenas” and “a cancer.” Posts accusing Tigrayans of crimes such as money laundering were going viral, and some people on the site said the Tigrayans should be wiped out.

As violence escalated, Secretary of State Anthony Blinken labeled the violence “ethnic cleansing.”

4.	To preserve user engagement, Meta declines to change its algorithm to prevent negative political activity on its platforms

Another article from the Wall Street Journal series explained how a change in the Facebook algorithm drove more negative posting, but Meta chose not to implement a full solution because it wanted to preserve its business.15 The article explained:

The 2018 algorithm change affected Facebook’s central feature, the News Feed… It accounts for the majority of time Facebook’s nearly three billion users spend on the platform. The company sells that user attention to advertisers, both on Facebook and its sister platform Instagram, accounting for nearly all of its $86 billion in revenue last year.

The change led to harsher discourse:

In Poland, the changes made political debate on the platform nastier…

“One party’s social media management team estimates that they have shifted the proportion of their posts from 50/50 positive/negative to 80% negative, explicitly as a function of the change to the algorithm,” wrote two Facebook researchers in an April 2019 internal report.

[Political parties in Central and eastern Europe] now have an incentive, [a political scientist] said, to create posts that rack up comments and shares—often by tapping into anger—to get exposure in users’ feeds.

The issue extends to Western Europe and Asia as well:

_____________________________

15 Keach Hagey and Jeff Horwitz, “Facebook Tried to Make Its Platform a Healthier Place. It Got Angrier Instead.”
The Wall Street Journal (September 15, 2021), available at https://www.wsj.com/articles/facebook-algorithm-
change-zuckerberg-11631654215.

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The Facebook researchers wrote in their report that in Spain, political parties run sophisticated operations to make Facebook posts travel as far and fast as possible.

“They have learnt that harsh attacks on their opponents net the highest engagement,” they wrote.” …

Facebook researchers wrote in their internal report that they heard similar complaints from parties in Taiwan and India.

When employees figured out how to tweak the algorithm to address the negative impacts, the change was vetoed because it would reduce traffic, the Company’s stock in trade:

Early tests showed how reducing [an] aspect of the algorithm for civic and health information helped reduce the proliferation of false content. Facebook made the change for those categories in the spring of 2020.

When Ms. Stepanov presented Mr. Zuckerberg with the integrity team’s proposal to expand that change beyond civic and health content—and a few countries such as Ethiopia and Myanmar where changes were already being made—Mr. Zuckerberg said he didn’t want to pursue it if it reduced user engagement, according to the documents.

In other words, Meta was forced to decide between its profits and having a positive impact on world politics, and the former won.

D.	Meta says the quiet part out loud

On December 16, 2022, Meta filed a response to a shareholder’s lawsuit against the Company and its directors. In their zeal to protect Meta, the Company’s lawyers said the quiet part out loud, confirming that they believe the sole priority of a corporation is to maximize financial returns, regardless of the cost to the systems upon which its own diversified shareholders rely. According to Meta’s filing with the Court, if aiding and abetting ethnic cleansing maximizes Meta’s financial value, it is legally required to do so. Inconceivable? Read on.

1.	The lawsuit

The lawsuit16 claims Meta’s directors and officers violated their fiduciary duty to shareholders by prioritizing profit over all else. The claim is based on the fact that most shareholders diversify their investments to limit risk, and these diversified portfolios rely upon a healthy economy to prosper. But to boost its own profits, the lawsuit claims, Meta allows its platforms to be used to promote modern slavery, ethnic violence, organized crime, and vaccine disinformation. These activities threaten the diversified portfolios of Meta’s own shareholders by undermining the stability of the global economy. We discuss systemic risks to diversified portfolios further in section E below.

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16 https://theshareholdercommons.com/wp-content/uploads/2023/02/Amended-complaint.stamped.pdf

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2.	Meta’s response

The Company’s response is nothing if not candid. It does not deny that Meta prioritizes profits over the well-being of its users, the global economy, or its own diversified shareholder base. Instead, the Company argues that the job of a Delaware corporation and its directors is to maximize the value of its own shares, whatever the cost.

Specifically, Meta argues, “Under well-settled Delaware law, Meta’s directors must govern the corporation so as to maximize long-term value for the corporation… Simply put, the Director Defendants have an ‘obligation to maximize the value of the corporation.’”

This defense directly contradicts Meta’s assertion that its executive compensation program is designed to “promote long-term shareholder interests,” because its diversified shareholders depend far more on broad economic health to optimize their portfolio value than they do on the value of any single company.

3.	Implications

The implications of Meta’s response are clear: Meta must continue to maximize its own value, whatever the cost to the economy and diversified shareholders. Meta is asserting that its executives cannot separately consider the harm it might be imposing on its own investors by degrading systems important to the economy.

The complaint made very specific allegations about that harm, and it is important to understand that the Meta response assumes those allegations are true. Meta is arguing that if causing such harm maximizes its financial value, its directors are precluded from considering the broader implications of these harms, even for its own shareholders’ portfolios. Meta’s argument is that its board cannot consider the broader portfolio impact of any of the factors alleged in the complaint, including that Meta’s platforms contribute to severe societal harm from vaccine hesitancy, enslavement and sex trafficking, drug cartel recruitment and intimidation, and genocide.

Accepting these assertions as true, Meta is arguing that even if they lead to harm to the global economy and even if that harm threatens the portfolios of its own diversified shareholders, directors cannot consider them unless they threaten the value of Meta itself.

4.	The conflict

The Meta response illustrates the conflict at the heart of Meta’s governance. The insiders who run the company are highly rewarded with stock and bonuses when Meta succeeds financially. But this creates a conflict of interest because the non-insider shareholders are largely diversified, and do not benefit if Meta destroys broad economic value in its pursuit of profit.

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E.	Meta’s diversified shareholders would benefit if it stopped prioritizing its own financial value over broader economic health

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.17 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.18 Due to this modern understanding of investing, many (if not most) of Meta’s shareholders are diversified, or serve diversified clients or beneficiaries and own Meta shares as part of an asset-diversification strategy.

2.	A diversified portfolio’s performance largely depends on overall market return

Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”).

In other words, the financial return to such diversified investors depends chiefly on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”19

3.	Costs companies impose on the economy heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself,20 and diversified portfolios rise and fall with GDP or other indicators of the economy’s intrinsic value. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.21

But the external costs created by Meta’s pursuit of profits can burden the economy. For example, fomenting conflict has a cost: “War and other forms of armed conflict should be considered a major impediment to the economic development of low-income countries, many of which are beset by ethnic and religious strife.”22 Failure to mitigate rising temperatures will be costly as well: the world’s largest reinsurer found that if increases in atmospheric carbon concentration stay on the current trajectory, rather than aligning with the Paris Accords, GDP could be 10 percent lower by 2050.23 More immediately, the difference between an efficient response to COVID-19 and an inefficient one could create a $9 trillion swing in GDP.24

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17 See generally, Burton G. Malkiel, A Random Walk Down Wall Street (2015).

18 Id.

19 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University
Press (2016).

20 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental
Externalities Matter to Institutional Investors,” Appendix IV,
https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

21 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10,
2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

22 Clifford Thies and Christopher Baum, “The Effect of War on Economic Growth,” Cato Journal (Winter 2020),
available at https://www.cato.org/cato-journal/winter-2020/effect-war-economic-growth.

23 Swiss Re Institute, “The Economics of Climate Change: No Action Not an Option,” (April 2021) (Up to 9.7% loss of global GDP by mid-century if temperature increase rises on current trajectory rather than Paris Accords goal), available at https://www.swissre.com/dam/jcr:e73ee7c3-7f83-4c17-a2b8-8ef23a8d3312/swiss-re-institute-expertise-
publication-economics-of-climate-change.pdf.

24 Ruchir Agarwal and Gita Gopinath, “A Proposal to End the COVID-19 Pandemic,” IMF Staff Discussion Note
(May 19, 2021), available at https://www.imf.org/en/Publications/Staff-Discussion-Notes/Issues/2021/05/19/A-
Proposal-to-End-the-COVID-19-Pandemic-460263.

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Thus, when Meta increases its own bottom line with policies that foment armed conflict or limit society’s ability to address environmental risks or pandemics, the profits are likely inconsequential to diversified shareholders when compared to the burden to their portfolios created by the added costs the economy bears. Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm stakeholders, society, and the environment.25 When the economy suffers from these “externalized” costs, so do diversified shareholders. Meta’s diversified shareholders will internalize many of the costs Meta imposes on the economy, as shown in Figure 1.

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25 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics, Princeton University
Press (2011), p.10 (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions
(including the absence of externalities) under which competition for profit produces optimal social outcomes).

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Figure 1

The Proposal seeks information that will allow those investors to understand how Meta’s choices are affecting their portfolios.

It is important to note that Mark Zuckerberg, whose ownership of high voting shares gives him working control over Meta, is not diversified; his family’s wealth is concentrated in Meta shares, giving him a conflict of interest in matters where the interests of a concentrated shareholder would clash with the interests of a diversified shareholder.

F.	In its opposition statement, Meta either fails to understand or refuses to acknowledge the point of the Proposal

Meta’s statement opposing the Proposal says its executive compensation program promotes long-term shareholder interests. This statement obviously contradicts the evidence laid out above. Meta’s decision-making structure is designed to enhance the value of Meta shares, not community safety or diversified shareholder returns.

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Meta also contends that “the externalized costs described in the proposal are vague, broad and not subject to accurate measurement.” We have provided above numerous studies that evaluate and quantify these costs. Moreover, the Proposal simply asks Meta to:

identify quantifiable negative externalities, such as environmental costs, affected social determinants of health, societal disruption, and other damage attributable to Company activities that will be absorbed by the economy, as well as those negative externalities for which quantification is not feasible, but for which a reasonable approximation or relevant measure may be developed.

The requested feasibility assessment could very well conclude that some or all of the cited externalities are unquantifiable, but Meta is refusing even to conduct the assessment, instead falling back on unsubstantiated declarations that defy evidence. Would you take a company’s word for it if it told you that its balance sheet was healthy without publishing it? That its board nominees were suited to their tasks without providing their names or bios? You should no more accept such empty assurances in this case. “Trust us,” Meta effectively says. “Show us,” you should reply.

Highlighting this divergence of interests between Meta and diversified shareholders is not an indictment of Meta’s Board or management. It is simply an honest description of the current state of affairs. If Meta refuses to acknowledge these plain facts, there is little chance it will be able to work constructively with its shareholders to strike the right balance.

G.	Why you should vote “FOR” Proposal 12

Voting “FOR” the Proposal will signal to Meta that shareholders want to understand whether the Company could better align its executives’ incentives with shareholder interests.

Additionally:

•	Meta is the largest social media company in the world. The influence of its platforms is well known, and involves questions not only of politics, but of data privacy, public health, and other issues. Activity on social media platforms can threaten the social fabric upon which thriving economies depend.

•	Press reports of internal documents demonstrate that Meta prioritizes user traffic and engagement over preventing negative economic impact.

•	While Meta may increase its internal rate of return by externalizing costs, its diversified shareholders will ultimately pay these costs in the rest of their portfolios.

•	Meta’s controlling shareholder and other decision makers—who are heavily compensated in equity—do not share the same broad market risk as Meta’s diversified shareholders.

•	The Proposal only asks for a feasibility assessment, not a change in practice. Any trade-offs of economy-wide risk for narrow Company financial gain must be explained, so that shareholders can reach informed views about Meta’s balance between promoting internal financial return and maintaining the economic health that supports their diversified portfolios.

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H.	Conclusion

Please vote “FOR” Item 12.

By voting “FOR” Item 12, shareholders can urge Meta to consider whether and how it might better align its executives’ incentives with shareholder interests. Such a report will aid the Meta Board and management to authentically serve the needs of shareholders while preventing the dangerous implications to shareholders and others of a narrow focus on internal financial return.

The Shareholder Commons urges you to vote “FOR” Proposal 12 on the proxy, the Shareholder Proposal requesting a report on cost externalization at the Meta Platforms Inc. Annual Meeting on May 31, 2023.

For questions regarding the Meta Platforms Inc. Proposal submitted by Catherine Raphael, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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